EXHIBIT 99.1


                             CHELSEA OIL & GAS LTD.

     CHELSEA OIL & GAS LTD. ANNOUNCES TWO-YEAR EXTENSION TO AUGUST 2018 FOR
           EXPLORATION EXPENDITURE ON IT'S 5.022 MILLION ACRE ATP 582

Calgary, ALBERTA, (June 16, 2014) - Chelsea Oil & Gas Ltd. ("Chelsea" or the "Company") (OTCQB: COGLF) is pleased to announce the effect of recently announced changes to the Petroleum and Gas (Production and Safety) Act 2004, as a result of the passing of the Land and Other Legislation Amendment Bill 2014 by the Queensland, Australia Government (the "State").

Summary of statutory changes

     o Statutory two-year extension for all exploration permits held under an Authority to Prospect ("ATP")

     o Extension of existing work programmes to six years from the current four years

     o Defer mandatory relinquishment requirements for two years while retaining existing available extension provisions

     o Simplification and relaxation of requirements under which companies can apply for a Petroleum Lease ("PL")

In addition, the State indicated there would be greater flexibility afforded to operators to amend current work programmes. Amendments will be assessed on a case by case basis at the Minister's discretion, on the basis that it meets the State's objective with regards to optimization of the State's petroleum resources.

Impact on Chelsea's Tenements and Work Programme

Chelsea's South Georgina Basin ATP 582 exploration commitment is comprised of the acquisition of 300 km of 2D seismic and drilling 4 exploration wells with a total minimum expenditure for the drilling and seismic of A$11.1 million. After giving effect to the statutory extension, Chelsea now will have to incur these expenditures by August 31, 2018.

Chelsea's PL's in the Surat Basin include 6 oilfields and 1 undeveloped gas discovery which collectively have independently assigned Probable reserves of
1.33 million barrels of oil equivalent. Although the new legislation does not extend the term of these PL's, which currently expire between 2024 and 2031, it will ensure that Chelsea will be able to develop these leases systematically, with the ability to amend development plans as required to the extent Chelsea can demonstrate it meets the States objective of optimizing petroleum resources as described above.


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The process of applying for additional PL's has been simplified under the new legislation. Following the amendments, in order to apply for a PL, Chelsea will now simply need to submit with the application a statement from a suitably qualified person confirming the presence of commercial quantities of oil and gas in combination with a development plan. These arrangements replace the previous requirement to demonstrate that at least 20% of the discovered resources were a proved or probable reserve. These amendments will allow production and development more rapidly and with less capital investment than under the previous regime.

The changes to the legislation announced by the State demonstrate a strong commitment to the viability and growth of the upstream exploration and production sector and signal an acknowledgement that many operators have struggled to meet their current exploration and development commitments owing to regulatory requirements and challenging capital markets where funding has been restricted.

ABOUT CHELSEA OIL & GAS LTD.

Chelsea Oil & Gas is an Australian focused exploration, development and production company with 5.2 million net acres of land onshore Australia. Chelsea has a portfolio of assets which include 6 existing oil and 1 gas discovery with independently evaluated reserves, a fully carried seismic and drilling programme in a proven exploration play, and significant resource potential in two emerging unconventional plays offsetting supermajors who have committed to invest up to A$545 million in the next 3 years on immediately offsetting lands.

FORWARD LOOKING STATEMENTS

This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "FORWARD-LOOKING INFORMATION") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: the ability to amend existing development plans, the process for applying for new PLs, estimated reserves and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward looking information. Forward looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Chelsea and described in the forward looking information contained in this press release or otherwise. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, reduced commodity prices and market demand and unpredictable facilities outages; risk and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves, resources and ultimate recovery estimates, and underlying risks related to the novelty of industry and Company understanding of reservoirs of the nature of the reservoirs the Company is exploiting and plans to exploit; the new and rapidly evolving technology used to exploit those reservoirs, the uncertainty of estimates and projections relating to production, costs and



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expenses (which in many cases are of necessity based on extrapolations of short term performance); potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, interest rates; health, safety and environmental risks; changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld and the possibility that third parties may interfere with the Company conducting its business. The foregoing list of risk factors is not exhaustive. Forward looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward looking information should circumstances or management's estimates or opinions change, except as required by law.

Statements contained in this press release and corporate information relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. Per boe amounts have been calculated using a conversion ratio of six thousand cubic feet of natural gas (6 mcf) to one barrel of oil (1 bbl). This boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

RESERVES DATA

The determination of oil and natural gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved and probable reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery. The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

The recovery and reserve estimates of oil, NGL and natural gas reserves provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein. The estimated future net revenue from the production of Chelsea's natural gas and petroleum reserves does not represent the fair market value of Chelsea's reserves.

For full details of Chelsea's reserves, please see Chelsea's AIF available at www.sedar.com.

We seek safe harbor.


FOR FURTHER INFORMATION CONTACT:
CHELSEA OIL & GAS LTD.
+1 (403) 457-1959
www.chelseaoilandgas.com